Exhibit 12.1
Statement Regarding Computation of Ratio of Earnings to Fixed Charges

The following table presents our ratio of earnings to fixed charges for the periods indicated (dollars amounts in thousands).

	Year Ended December 31,
						Nine Months
						Ended
	2004	2005	2006	2007	2008	September 30, 2009

Income (loss) from operations	$(9,989)	$5,582	$5,366	$(5,991)	$4,429	$10,571

Fixed charges:
Interest expense(1)	—	—	—	—	—	—
Rental interest(2)	424	405	344	434	459	232

Total fixed charges	424	405	344	434	459	232

Income (loss) from operations plus fixed charges	$(9,565)	$5,987	$5,710	$(5,557)	$4,888	$10,803

Ratio of Earnings to Fixed Charges	N/A	14.78	16.60	N/A	10.65	46.56

Coverage Deficiency(3)	$9,565	$—	$—	$5,557	$—	$—

(1)	Includes interest expensed and capitalized; excludes interest related to FIN 48 tax reserves.

(2)	Represents an estimate of the portion of our rent expense incurred under operating leases that constitutes interest based on an estimated borrowing rate of prime plus five percent.

(3)	In 2004 and 2007 we incurred losses from operations and as a result our earnings were insufficient to cover our fixed charges. The amount shown represents the amount of the coverage deficiency in each such period.